FREE WRITING PROSPECTUS, DATED SEPTEMBER 19, 2006
FILED PURSUANT TO RULE 433
(REGISTRATION STATEMENT NO. 333-123457)
FINAL SUMMARY OF TERMS
ING USA GLOBAL FUNDING TRUSTS
$400,000,000 EXTENDIBLE NOTES — 2.25 YEAR INITIAL, 10 YEAR FINAL

ISSUER:	ING USA Global Funding Trust 3

ISSUE RATINGS:	Aa3 (anticipated)/AA

PRINCIPAL AMOUNT:	$400,000,000

ISSUE DATE:	September 26, 2006

INITIAL MATURITY DATE:	December 29, 2008

FINAL MATURITY DATE:	September 29, 2016

INDEX:	Three Month USD LIBOR; provided, however, that for
the initial interest period (from and including
the issue date to but excluding the interest
payment date occurring in December 2006), the
index will be an interpolated London interbank
offered rate for deposits in U.S. dollars
determined as of two business days before the
issue date.

INTEREST RATE:	From and including the issue date to but excluding the interest payment date occurring in September 2009: Three Month USD LIBOR (except as noted above) + .03%

From and including the interest payment date occurring in September 2009 to but excluding the interest payment date occurring in September 2010:
Three Month USD LIBOR + .04%

From and including the interest payment date occurring in September 2010 to but excluding the interest payment date occurring in September 2011:
Three Month USD LIBOR + .05%

From and including the interest payment date occurring in September 2011 to but excluding the interest payment date occurring in September 2013:
Three Month USD LIBOR + .06%

From and including the interest payment date occurring in September 2013 to but excluding the interest payment date occurring in September 2015:
Three Month USD LIBOR + .07%

From and including the interest payment date occurring in September 2015 to but excluding the final maturity date: Three Month USD LIBOR + .08%

INTEREST PAYMENT DATES:	Quarterly on the 29th day of every
March, June, September and December, commencing
December 29, 2006, subject to adjustment in
accordance with the modified following business
day convention. The final interest payment date
for any notes maturing prior to the final maturity
date will be the relevant maturity date, and
interest for the final interest period will accrue
from and including the interest payment date in
the quarter immediately preceding such relevant
maturity date to but excluding such relevant
maturity date.

INTEREST DETERMINATION DATES:	Two London banking days prior to each interest reset date.

FINAL SUMMARY OF TERMS

INTEREST RESET DATES:	Quarterly on the 29th day of every March, June, September and December, commencing December 29, 2006, subject to adjustment in accordance with the modified following business day convention.

ELECTION DATES/EXTENSION FEATURE:	Each holder of the notes may elect to extend the maturity of all or a portion of the principal amount of the notes during the notice period relating to each election date. The election dates will take place quarterly, commencing on December 29, 2006 and ending on June 29, 2014, except that if any election date would otherwise be a day that is not a business day, such election date will be the immediately preceding business day. The notice period for each election date will be the 10 business days immediately preceding such election date. A holder’s election to extend the maturity of any note will cause the maturity of those notes to be extended to the 29th day of the calendar month which is three calendar months after (1) the initial maturity date (in the case of the initial extension of maturity) or (2) any later date to which the maturity date of the notes has previously been extended. In no event may the maturity of any note be extended beyond September 29, 2016, the final maturity date. If any holder of the notes does not make a timely and proper election to extend the maturity of all or a portion of the principal amount of the notes, the principal amount of the notes for which no such election has been made will be due and payable on the then-current maturity date. The principal amount of the notes for which such election is not exercised will be represented by substitute notes issued as of such election date. The substitute notes so issued will have the same terms as the original notes, except that they will not be extendible, they will have a different CUSIP number and their non-extendible maturity date will remain the then-current maturity date.

CONTINGENT REDEMPTION:	On any interest payment date occurring prior to the final maturity date, if any, the issuer may elect to redeem the notes, in whole or in part, for which an effective election to extend the maturity of such notes has not been received, upon not less than 5 business days’ notice to the holder(s) of such notes, at a redemption price equal to 100% of the principal amount of such notes to be redeemed plus any accrued and unpaid interest thereon.

PRICE TO PUBLIC:	$400,000,000 (100.000%)

UNDERWRITING FEES:	$520,000 (0.13%)

NET PROCEEDS TO ISSUER:	$399,480,000 (99.87%)

DENOMINATIONS:	$100,000 and integral multiples of $1,000 in excess thereof; holders of notes may extend a portion of their notes in authorized denominations and the principal amount of their notes remaining after an extension must also be in authorized denominations.

DAY COUNT CONVENTION:	Actual/360

BUSINESS DAYS:	New York

BUSINESS DAY CONVENTION:	Modified Following

CUSIP:	449822BH7

CLEARANCE:	DTC

FINAL SUMMARY OF TERMS

JOINT BOOKRUNNERS:	Deutsche Bank Securities Inc. and Goldman, Sachs & Co.
SPECIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
Circular 230
     Any discussions of U.S. federal tax matters set forth herein were written in connection with the promotion and marketing by ING USA Global Funding Trust 3 (the “Issuer”) of the notes. Such discussions were not intended or written to be legal or tax advice to any person and were not intended or written to be used, and they cannot be used, by any person for the purpose of avoiding any U.S. federal tax penalties that may be imposed on such person. Each investor should seek advice based on its particular circumstances from an independent tax advisor.
     Notwithstanding anything to the contrary contained herein, a prospective investor (and each employee, representative, or other agent of a prospective investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions described herein and all materials of any kind that are provided to the prospective investor relating to such tax treatment and tax structure (as such terms are defined in Treasury Regulation section 1.6011-4). This authorization of tax disclosure is retroactively effective to the commencement of discussions with prospective investors regarding the transactions contemplated herein.
Discussion
     The following discussion is based on the opinion of Sidley Austin llp, special U.S. federal income tax counsel to the Issuer (“Special Tax Counsel”).
     The following discussion describes certain U.S. federal income tax consequences of the purchase, ownership and disposition of the notes and of the substitute notes that will be issued in exchange for the notes when a holder elects not to extend the maturity date of the notes. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and existing, temporary and proposed Treasury regulations, revenue rulings, administrative interpretations and judicial decisions, all as currently in effect and all of which are subject to change, possibly with retroactive effect. This discussion deals only with notes purchased by a U.S. Holder, as defined below, on original issuance and notes and substitute notes (if applicable) held as capital assets, within the meaning of section 1221 of the Code. It does not discuss all of the tax consequences that may be relevant to investors in light of their particular circumstances or to holders subject to special rules, such as persons other than U.S. Holders, insurance companies, banks, tax-exempt organizations, dealers in securities or foreign currencies, traders in securities that elect the mark-to-market method of accounting, persons holding the notes as part of a hedging transaction, straddle, conversion transaction, or other integrated transaction, certain former U.S. citizens and resident aliens, persons liable for the alternative minimum tax or U.S. Holders whose functional currency, as defined in section 985 of the Code, is not the U.S. dollar.
     As used in this section, the term “U.S. Holder” means a beneficial owner of a note who or that is a U.S. person. The term “U.S. person” means (i) a citizen or resident of the United States for U.S. federal income tax purposes; (ii) a corporation, including an entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state of the United States or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (a) a U.S. court is able to exercise primary supervision over the administration of the trust; and (b) one or more U.S. persons have the authority to control all substantial decisions of the trust. In addition, some trusts treated as U.S. persons before August 20, 1996 that elect to continue to be so treated to the extent provided in Treasury regulations shall be considered U.S. persons.
     If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds notes or substitute notes, the federal income tax treatment for a partner in the partnership will generally

FINAL SUMMARY OF TERMS
depend upon the status of the partner and the activities of the partnership. Thus, partners in a partnership holding notes or substitute notes should consult their own tax advisors.
     Persons considering the purchase of the notes should consult with their own tax advisors concerning the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.
Interest on Notes and Sale of Notes
     For the reasons discussed below, the interest rates on the notes and substitute notes should be treated as “qualified floating rates,” and thus the notes and substitute notes should qualify as “variable rate debt instruments” for U.S. federal income tax purposes. Accordingly, payments of interest on the notes and substitute notes should be included by a U.S. Holder as ordinary income at the time the interest is paid or accrued, in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. U.S. Holders will generally recognize capital gain or loss on the sale, exchange, redemption or retirement of the notes and substitute notes in an amount equal to the difference between the amount realized on the sale, exchange, redemption or retirement (excluding any amount attributable to accrued but unpaid interest, which will generally be taxed as such) and the U.S. Holder’s tax basis in the notes or substitute notes.
U.S. Holders that Elect to Extend Maturity Date
     An election to extend the maturity of all or any portion of the principal amount of the notes in accordance with the procedures described herein should not be a taxable event for U.S. federal income tax purposes. Special Tax Counsel has reached this conclusion based, in part, upon the Treasury regulations governing original issue discount on debt instruments (the “OID Regulations”).
     Pursuant to Treasury regulations governing modifications to the terms of debt instruments (the “Modification Regulations”), the exercise of an option by a holder of a debt instrument to defer any scheduled payment of principal is a taxable event if, based on all the facts and circumstances, such deferral is considered material under the Modification Regulations. The Modification Regulations do not specifically address the unique features of the notes (including their economic equivalence to an approximately ten-year debt instrument containing put options). However, under the OID Regulations, for purposes of determining the yield and maturity of a debt instrument that provides the holder with an unconditional option or options, exercisable on one or more dates during the term of the debt instrument, that, if exercised, require payments to be made on the debt instrument under an alternative payment schedule or schedules (e.g., an option to extend the maturity of the debt instrument), a holder is deemed to exercise or not exercise an option or combination of options in a manner that maximizes the yield on the debt instrument. Since the margin will periodically increase during the term of the notes from an initial amount equal to +         .03% to an amount equal to + .08%, under these rules, as of the Issue Date, original holders of the notes should be deemed to elect to extend the maturity of all of the principal amount of the notes to the Final Maturity Date in accordance with the procedures described above. Accordingly, under these rules, the Final Maturity Date should be treated as the maturity date of the notes for U.S. federal income tax purposes. Although it is unclear how the OID Regulations should apply in conjunction with the Modification Regulations to the notes, Special Tax Counsel is of the opinion that, based upon the OID Regulations, an election to extend the maturity of all or any portion of the principal amount of the notes in accordance with the procedures described above should not be a taxable event for U.S. federal income tax purposes. In addition, the notes should not constitute contingent payment debt instruments that would be subject to certain Treasury regulations governing contingent payment obligations (the “Contingent Payment Regulations”).
     Under the treatment described above, the notes should be treated as having been issued with de minimis original issue discount. Therefore, the notes should not be treated as having been issued with original issue discount for U.S. federal income tax purposes.

FINAL SUMMARY OF TERMS
     Prospective investors should note that, in particular because of the absence of authority directly addressing the unique features of the notes, no assurance can be given that the Internal Revenue Service (the “IRS”) will accept, or that the courts will uphold, the characterization and the tax treatment of the notes described above. If the IRS were successful in asserting that an election to extend the maturity of all or any portion of the principal amount of the notes is a taxable event for U.S. federal income tax purposes, then Special Tax Counsel has indicated that investors would be required to recognize any gain (but not loss) inherent in the notes at such time upon the exercise of such election. Because the notes bear interest at variable rates, the Issuer believes that changes in market interest rates are unlikely to have a significant effect on the market value of the notes. The market value of the notes, however, is impossible to predict and there can be no assurance that a U.S. Holder that makes such an election will not recognize a taxable gain if the election is treated as a taxable event.
     Also, if the IRS were successful in asserting that the notes were subject to the Contingent Payment Regulations, Special Tax Counsel has indicated that the timing and character of income thereon would be affected. Among other things, investors may be required to accrue original issue discount income, subject to adjustments, at a “comparable yield” on the issue price. Furthermore, any gain recognized with respect to the notes would generally be treated as ordinary income.
U.S. Holders that Do Not Elect to Extend Maturity Date
     If a U.S. Holder does not elect to extend the maturity date of the notes as of any election date, the U.S. Holder will not be subject to U.S. federal income tax in connection with that non-election and will be subject to U.S. federal income tax on the substitute notes as described under “—Interest on Notes and Sale of Notes.”
Information Withholding and Backup Withholding
     In general, payments of interest on the notes and substitute notes to, and payment of the proceeds from the sale of the notes and substitute notes by, a non-corporate U.S. Holder will be subject to information reporting requirements. In addition, such payments may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number or certification of exempt status and otherwise complies with the backup withholding rules.
     The foregoing is a summary of the views of Special Tax Counsel and is not to be construed as tax advice for investors. Prospective investors should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in, and extending the maturity of, the notes.
***ING USA Annuity and Life Insurance Company (“ING USA”), as statutory issuer and depositor, has filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents ING USA has filed with the SEC for more complete information about ING USA and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, ING USA, Deutsche Bank Securities Inc. or Goldman, Sachs & Co. will arrange to send you the prospectus and prospectus supplement if you request it by calling toll-free 800-503-4611 (Deutsche Bank Securities Inc.) or 866-471-2526 (Goldman, Sachs & Co.).

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